

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via U.S. Mail
Anton Yeranossian
Chief Executive Officer
PowerMedChairs
8221 E. Washington Street
Chagrin Falls, OH 44023

>   **Re: PowerMedChairs**
>   **Registration Statement on Form S-1**
>   **Filed May 23, 2013**
>   **File No. 333-188781**

Dear Mr. Yeranossian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2.   Given your disclosure on page 5, it is unclear why you have included a reference to the OTC Bulletin Board on your prospectus cover page. Please advise or revise.

Prospectus Summary, page 3

3.   Please expand your Summary to clarify that you plan to repair primarily electric or power wheelchairs, as disclosed on page 27, and to identify the particular geographic area in which you plan to market your services, as disclosed on page 31.

Summary Financial Data, page 6

4.   Under the "Income Statement Data" section, please label the period presented as "From February 22, 2013 (inception) to March 31, 2013" rather than the "Year ended March 31, 2013."

Risk Factors, page 7

5.   Please include a separate risk factor about how the government regulations disclosed on pages 30 and 31 may affect your business.

6.   Please add a risk factor regarding the fact that your sole officer and director expects to devote approximately 10 hours per week to your business operations, as disclosed on page 38, even though you have no employees. Please also disclose in this risk factor Mr. Yeranossian's positions with other businesses, as indicated on page 31. Also, if your management will need to devote a substantial amount of time to compliance initiatives, as you disclose on page 13, then revise your document to explain clearly how you intend to achieve the goals noted in your plan of operation given the amount of time Mr. Yeranossian plans to devote to your business.

7.   Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as the inapplicability of proxy rules and section 16 of the Exchange Act.

Since we are a development stage company . . ., page 7

8.   Please tell us the basis for your statement that you have "begun [your] business operations." In this regard, we note your disclosure on page 26 that your operations have been limited to organizational, start-up and capital formation activities. Alternatively, revise to clarify that your business operations have been limited to the activities described on page 26.

We expect our operating expenses to increase . . ., page 9

9.   Please explain to us how the "proprietary software systems" referenced in this risk factor relate to your business. Similarly, please tell us how the "future computer programs" and

"proprietary databases" mentioned on page 32 and your audio housing product referenced on page 33 relate to your business.

Our largest shareholder owns approximately . . ., page 9

10.   Please tell us the identity of the "three individuals" mentioned in the first paragraph on page 10 and explain to us how they relate to this risk factor. If individuals other than your largest shareholder are able to substantially control matters requiring shareholder approval, please revise this risk factor accordingly.

You may face significant restrictions . . ., page 17

11.   We note your statement in the second paragraph that you plan to rely on exemptions from registration found in section 90.460 of the Nevada Revised Statutes; however, it does not appear that section 90.460 contains an exemption from registration. Please advise or revise.

Selling Stockholders, page 18

12.   Please tell us where you have included the footnotes to which you refer in the paragraph numbered (1) following your selling stockholder table.

Management's Discussion and Analysis or Plan of Operation, page 26

Products and Services, page 27

13.   Please tell us the basis for the costs disclosed on page 28 to rebuild a wheelchair and the additional cost that might be recouped if special features were added.

Industry Background, page 30

14.   We note your citation to a study concerning the market size for mobility device use that was undertaken in 2000 and which relied upon data from 1994-1995. Please tell us how you determined that this study provides the most recent available information such that it is appropriate to be included.

Wheelchair Reimbursement, page 30

15.   Please tell us the basis for the statement about management's "market position" and "technical expertise," given the current status of your business operations.

Plan of Operation, page 33

16.   We note disclosures in the first paragraph of this section that "As of the date of this
        Registration Statement, we have serious concerns as to whether we have, and will have,
        sufficient cash flow to continue to operate for the next twelve months if we are not
        successful in finding a market for our audio housing product." Please explain in detail,
        with a view toward expanded disclosure, the nature of the referenced product market and
        how it relates to your overall business operations. Also, tell us how the previous
        disclosures are consistent with disclosures in the cash requirements section on page 34
        that "We estimate that our current cash resources will be sufficient to finance our
        operations, at the current level of activity, for a period of twelve months, which estimate
        includes the additional expenses the Company will incur upon becoming a reporting
        company." Please revise the filing as necessary to remove or clarify the disclosures
        noted in this comment.

Results of Operations, page 34

17.   We note your disclosures that your general and administrative expenses included $10,000
        related to acquisition costs of a dormant entity, Tropical PC, Inc. Please tell us how long
        Tropical PC was dormant prior to the date you acquired it and confirm it had no assets or
        operations as of the acquisition date. Also, explain to us what your business purpose was
        for making the acquisition and the expected benefit to be derived therefrom.

Liquidity and Capital Resources, page 34

18.   We see that you have recorded prepaid expenses of $10,000. We further note that this is
        the same amount paid to acquire 25 million shares in Tropical PC, Inc. Please tell us and
        revise the filing to disclose the nature of the prepaid expense. Provide us with references
        to the authoritative U.S. GAAP you considered when determining the amount referenced
        qualifies as an asset.

Security Ownership of Certain Beneficial Owners and Management, page 42

19.   We note your disclosure on page 31 that your CEO is also CEO of A&A Medical Supply,
        LLC, which owns 18.4% of your outstanding shares of common stock. We also note
        your disclosure on page 43 that your CEO co-owns A&A. Please explain to us why the
        shares held by A&A are not also reflected in your CEO's beneficial holdings. Refer to
        Instruction 2 of Item 403 of Regulation S-K.

Service Agreement, page 43

20.   Please expand to disclose the material terms of this agreement. Please also reconcile
        your statement in the second paragraph that your CEO co-owns A&A Medical Supply

with your disclosure in the following paragraph that A&A is owned by your CEO's parents.

Promoters, page 43

21.   We note your statement that Anton Yeranossian can be considered a promoter. Please revise to include the information required by Item 404(c).

Financial statements, page 45

22.   If necessary prior to effectiveness, please revise the filing to include updated financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

Note 5. Related Party Transactions, page F-9

23.   We note on page 31 that your sole officer/director is also CEO of A&A Medical Supply, LLC. We further note that you entered into a separate service agreement with them to rebuild wheelchairs they received for repairs. Please include disclosure in this note of the terms and conditions of this arrangement and a summary of the nature of your relationship with A&A Medical Supply, LLC.

Note 9. Subsequent Events, page F-11

24.   Please revise this Note to disclose the specific date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1(a).

Exhibit 23.1

25.   To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment as required by Item 601(b)(23)(i) of Regulation S-K.

Signatures, page II-6

26.   Please also identify the person signing in the capacity of Principal Accounting Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via facsimile): Thomas C. Cook, Esq.